January 4, 2007

Sent via EDGAR

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention:	Mr. John Cash Accounting Branch Chief

Re:	Ladish Co., Inc. File No. 000-23539

Dear Mr. Cash:

In response to your December 22, 2006 correspondence wherein you raised a number of questions regarding the annual and quarterly filings of Ladish Co., Inc. (“Ladish”), we are providing the following response on behalf of Ladish. The following information is intended to address the questions raised in the like-designated sections of your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 10 – Commitments and Contingencies, page F-20

1.	In the Form 10-K for the fiscal year ended December 31, 2006 and in future filings, Ladish will include supplemental information regarding asbestos litigation in the notes to the consolidated financial statements. In its quarterly reports for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006, Ladish did provide this information as a part of the notes to the financial statements. See Note (11) Legal Proceedings for the quarters ending June 30, 2006 and September 30, 2006 and Note (10) Legal Proceedings for the quarter ending March 31, 2006. This information was not included in the Form 10-K for the fiscal year ended December 31, 2005 as it was filed prior to the date of our response letter (April 13, 2005) referenced in your question.

2.	On page 7 of the Form 10-K for the fiscal year ended December 31, 2005 we disclosed that Ladish has a reserve of $0.14 million related to environmental protection matters. For future filings, we will update this information and also include it as a part of the notes to the consolidated financial statements along with the Company’s assessment of the amount or range of additional loss, if reasonably possible, or a statement that such estimate cannot be made.

LADISH CO., INC.

United States Securities & Exchange Commission
January 4, 2007

Item 9A – Controls and Procedures

3.	In future filings we will simply state that Ladish’s disclosure controls and procedures are effective or ineffective.

Exhibit 31 – Certificates

4.	In future filings we will make your recommended corrections and will use the exact wording for the certifications as provided in Item 301(B)(31)(i) of Regulation S-K.

We acknowledge that i) Ladish is responsible for the adequacy and accuracy of the disclosure in its filings; ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and iii) Ladish will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing responsive to the questions raised in your correspondence. Should you have any questions or require additional information, please contact the undersigned at (414) 747-2935.

Sincerely,

/s/ Wayne E. Larsen

Wayne E. Larsen
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